January 14, 2014

Via EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “We” or “Us”)
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-10593

Dear Ms. Jenkins:

On behalf of Iconix Brand Group, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of December 20, 2013 addressed to Mr. Neil Cole (the “Comment Letter”), the Company’s President and Chief Executive Officer, regarding the Company’s Form 10-K for the year ended December 31, 2012, as amended on Form 10-K/A (collectively, the “Form 10-K”). The responses have been numbered to correspond to the comments contained in your letter. Based upon both your letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required. As noted, where applicable, the Company intends to comply with the Staff’s comments in its future filings. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response. References to U.S. GAAP within this response letter cite topics within the Financial Accounting Standards Board Accounting Standards Codification (“ASC”).

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

Consolidated Statements of Cash Flows, page F-8

1.	We note your response to comment 1. Since you appear to have made a policy election to exclude restricted cash from cash and cash equivalents pursuant to ASC 230-10-45-6, please remove in future filings the reconciliation to total cash and cash equivalents including restricted cash.

Response:

As requested, we will remove from future filings the reconciliation to total cash and cash equivalents including restricted cash.

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 14, 2014

2.	We note your response to comment 2. Please tell us how you arrived at the conclusion that distributions to non-controlling interests represent cash outflows from investing activities.

Response:

Upon further review, we have determined that certain amounts included in “Net distributions to (from) equity partners” within the “Net cash used in investing activities” section represent income distributions from consolidated joint ventures to non-controlling interests that should be classified within financing cash flows. Accordingly, the Company will include “Distributions to non-controlling interests” as a distinct line item in the “Net cash used in financing activities” section in the statement of cash flows in the Company’s 10-K for the period ended December 31, 2013 and in filings thereafter. Distribution amounts to be presented as financing cash flows for 2012 and 2011 are as follows:

	December 31,	December 31,
(in 000’s)	2012	2011
Distributions to non-controlling interests	(9,039)	(11,895)

Form 8-K filed October 30, 2013

3.	We note your response to comment 3. Your proposed disclosure states that free cash flow is representative of cash flow from operations that is available for repaying debt, investing and capital expenditures. Free cash flow should not be used in a manner that implies that the measure represents the residual cash flow available for discretionary expenditures. Please revise your proposed disclosure accordingly. For guidance, refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.07.

Response:

In future filings the Company will provide the following revised disclosure to replace the footnote to its presentation of free cash flow:

“Free Cash Flow, a non-GAAP financial measure, represents net income before depreciation, amortization, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash income taxes, non-cash interest related to convertible debt, non-cash non-recurring gains and charges, less capital expenditures. Free Cash Flow excludes any changes in Balance Sheet items, mandatory debt service requirements and other non-discretionary expenditures. Free Cash Flow should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP. The Company believes Free Cash Flow is useful because it provides supplemental information to assist investors in evaluating the Company’s financial condition.”

Conclusion

As requested in your letter, the Company acknowledges that:

Ms. Tia L. Jenkins

Securities and Exchange Commission

January 14, 2014

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Warren Clamen (telephone 212.730.0030 or email wclamen@iconixbrand.com), or Brian Snyderman (telephone 212.819.2114 or email bsnyderman@iconixbrand.com).

Sincerely,

/s/ Warren Clamen
Warren Clamen
Chief Financial Officer

cc:	Rufus Decker
Jamie Kessel
Brian Snyderman